Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes a communication sent to employees of TD Bank, America’s Most Convenient Bank and the Toronto-Dominion Bank on June 14, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK
AND THE TORONTO-DOMINION BANK ON JUNE 14, 2010.
Daily News Brief
 June 14, 2010
Compiled by Jimmy A. Hernandez, Corporate and Public Affairs

TD BANK NEWS
1.	Investors Ease Strain on F.D.I.C. — The New York Times
After contending with nearly 240 bank failures since the financial crisis struck, the Federal Deposit Insurance Corporation is finally getting some help from private investors. [TD Bank’s Bharat B. Masrani is quoted]
2.	Florida’s Bank Failures Prove To Be A Boon To Their Buyers — The Herald Tribune (FL)
If there is one sure way to grow a bank in Florida these days, it’s by taking over a failed bank. [TD Bank is mentioned.]
3.	Fewer Banks Have Crisis-Level Ranking — South Florida Business Journal
Trouble was still widespread at South Florida banks in the first quarter, but fewer banks where in problematic condition, according to Bauer Financial. [TD Bank is mentioned.]

INDUSTRY NEWS
1.	Boston Banker Returns to Maine Roots to Rescue Ailing Thrift — American Banker
With more New England banks — notably in recession-plagued Maine — showing signs of stress, it’s noteworthy that Savings Bank of Maine caught a lifeline, and in the nick of time.
2.	New Bank Overdraft Measures Coming This Summer — Seacoast Online (NH)
New federal regulations that will soon go into effect will change how banks handle overdraft services for ATM withdrawals and debit card purchases. The change could be substantial as, according to the Consumer Federation of America, consumers paid banks an estimated $38 billion in overdraft fees on debit purchases and checks last year.

TD BANK NEWS
1.	Investors Ease Strain on F.D.I.C. By Eric Dash June 13, 2010 — The New York Times
After contending with nearly 240 bank failures since the financial crisis struck, the Federal Deposit Insurance Corporation is finally getting some help from private investors.
A spate of recent banking takeovers and investments suggests that stronger financial institutions and private investment firms see value in the detritus of American banking. That is good news for the F.D.I.C., which has had to shoulder the cost of failures through its deposit insurance fund, causing the fund to sink into the red.
“We are seeing light at the end of the tunnel,” Sheila C. Bair, the head of the F.D.I.C., said in a recent interview.
Now that some troubled banks are being taken over by private investors, rather than closed by the government, the pressure on the F.D.I.C. is beginning to ease. On Thursday, the agency, which administers the fund protecting savers’ deposits, is expected to announce that it lowered the amount of money it set aside to cover future losses by more than $3 billion during the first quarter — the first reduction since the second quarter of 2007.
The news is not all good, of course. Seventy-two banks have collapsed this year, and banking analysts worry that more failures will follow, particularly among small and midsize lenders exposed to troubled commercial real estate.
But with the economy stabilizing, banks that otherwise might have fallen are regaining their footing. The nation’s biggest banks — the ones considered too big to fail — have roared back in terms of profitability thanks to ultralow interest rates. Analysts say the growth of both troubled consumer and corporate loans has begun to trail off.
“We have been out of the recession long enough that it is starting to filter into the banking system,” Ms. Bair said. Not long ago, analysts predicted that the financial crisis and recession might claim 1,000 of the nation’s 8,100 lenders. Now, they foresee perhaps 500 or 750 failures.
“For the U.S. commercial banking industry, the worst is over,” said Gerard Cassidy, a financial services analyst at RBC Capital.
One reason that troubled banks are surviving is that other banks, as well as investors who specialize in companies in distress, are swooping in, looking to buy lenders inexpensively. More buyers are showing up at F.D.I.C. auctions, and to avoid a bidding frenzy, some are doing deals with little or no government help.
On Monday, for instance, TD Bank of Canada announced that it would buy the South Financial Group. Private investors recently have plowed money into other troubled institutions, like Synovus Financial, Sterling Financial and Pacific Capital Bancorp.
Now that the economy is improving, investors are growing more confident that problem loans are at or near their peak. That confidence has been reflected in banking stocks, which have soared 111 percent from their low in March 2009, as measured by the KBW bank index.

In April, Thomas H. Lee Partners spent $134.7 million for a minority stake in Sterling Financial, a lender based in Spokane, Wash., that has been hobbled by bad real estate loans.
More recently, Gerald J. Ford, the billionaire investor who made a fortune during the savings and loan crisis, invested $500 million for a 91 percent stake in Pacific Capital Bancorp of Santa Barbara, Calif. The bank had been trading at around $4. Mr. Ford paid 20 cents a share.
When it bought three banks in April, TD Bank agreed to swallow a bigger share of their future losses than is typical in an F.D.I.C.-assisted deal. On Monday, TD paid a mere 20 cents a share for South Financial. Although the F.D.I.C did not provide any aid, TD did get some federal help. The Treasury Department agreed to sell $347 million of South Financial preferred shares and warrants for a bargain-basement price of $130.6 million.
“Without a doubt, there is more confidence than a few months ago,” said Bharat B. Masrani, the head of TD Bank’s United States operations. “There is more transparency and confidence in the ultimate losses of these institutions.”
Andrew Williams, a Treasury spokesman, said that it had agreed to the discount, as in previous deals, to “minimize or eliminate our chances of incurring further losses” on its investment in the bank.
Of course, such unassisted deals may still be the exception for at least the remainder of the year. The F.D.I.C. is expected to add to its list of problem banks — now 702 — when it releases its quarterly report on Thursday. The agency does not disclose which banks it considers troubled, nor does inclusion on the list mean that a bank is in imminent danger of failure.
Most of the banks on the list are tiny community lenders, largely in the Southeast and Midwest, that would be more attractive if they were bundled together rather than sold as stand-alone entities. Many of the potential buyers for these banks — particularly other lenders that are still trying to shore up their finances — need government help to pursue deals.
“We are not in any danger of running out of failed banks,” said Wilbur L. Ross, a prominent bank investor. “The only question is how much investor demand there will be.”
Top
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2.	Florida’s Bank Failures Prove To Be A Boon To Their Buyers By John Hielscher June 14, 2010 — The Herald Tribune (FL)
IF THERE IS ONE SURE WAY TO grow a bank in Florida these days, it’s by taking over a failed bank.
Several bank companies have dramatically boosted their Florida footprints in the past year by buying failed institutions, according to new data from SNL Financial.
Two banks jumped into Florida’s top 10 list, thanks to recent failed bank deals.

BB&T, which a year ago operated the 14th largest bank in Florida, is No. 5 after buying the collapsed Colonial Bank last year. Winston-Salem, N.C.-based BB&T jumped to $16.4 billion in deposits from $4.4 billion.
Toronto-Dominion Bank, which ranked No. 40 in Florida a year ago, is now in 10th place after adding $6.5 billion in deposits. TD Bank bought three failed banks — the largest, Riverside National of Fort Pierce, added $3.4 billion — and it also is acquiring the teetering South Financial Group, whose holdings included Mercantile Bank of Tampa.
IberiaBank, which bought the failed Century Bank of Sarasota and Orion Bank of Naples, made the biggest jump, vaulting from 215th to 20th place after adding nearly $3 billion in deposits.
EverBank Financial of Jacksonville boosted its deposit base by more than $1 billion last month after taking over three failed Bank of Florida units. But it wasn’t enough to move it out of 11th place among Florida banks.
Florida’s deposit market remains dominated by Bank of America, with $72.7 billion; Wells Fargo & Co., $64.2 billion; and SunTrust Bank, $39.9 billion. Those three hold a combined 45 percent market share of the state’s deposits.
Iberiabank’s oil spill exposure
IberiaBank was prompted last week to reassure investors about its potential exposure to the devastating Deepwater Horizon oil spill.
Iberiabank Corp., based in Lafayette, La., lends to some of the businesses and industries that will be affected most by the spreading oil spill in the Gulf of Mexico.
The company said it has a “very small” exposure to the fishing and seafood, tourism and energy industries, the three sectors hit hardest by the spill now and likely in the future. Energy and energy-transportation related loans total $183 million, or 3 percent of all loans. Exposure to the fishing and seafood industries is less than $10,000. The company reported no loans to seasonal beach tourist businesses.
Most of IberiaBank’s Florida offices and loans are in the southwestern, southeastern and northeastern regions — all unaffected, so far, by the spill. Nearly all the loans picked up from Century and Orion are covered by a Federal Deposit Insurance Corp. loss-share agreement — five years for commercial loans and 10 years for residential loans.
After reviewing the company’s statement, analysts at Raymond James Equity Research reiterated their “strong buy” rating on Iberiabank’s stock.
“While it is difficult to assess the longer-term economic impact, both direct and secondary, of the oil spill, the company appears relatively unaffected,” analyst Michael Rose said.
New Orleans-based Whitney Bank, which has offices in Manatee County, also said it is monitoring the oil spill for any potential impact. A spokesman said it is too early to gauge any impact on its business or customers.

Adamson joins Stearns
Paul Adamson has joined Stearns Bank in Sarasota as senior banking officer.
He has 15 years of consumer and commercial banking experience, previously with Whitney Bank and SouthTrust Bank.
Sabal bump
Sabal Palm Bank in Sarasota got a bump up from analyst BauerFinancial Inc. last week.
Bauer had initially rated Sabal Palm a one-star, or “troubled,” bank based on its first quarter numbers.
Bank president Brian Hall says he informed the analyst that Sabal Palm had raised about $1 million in new capital in April. “We sold it ourselves, to friends and family,” he said.
Bauer considered that and upped Sabal Palm to a two-star, or “problematic,” bank, Bauer president Karen Dorway said.
Sabal Palm posted a $101,000 loss in the first quarter. The $95 million-asset bank remains well capitalized under regulatory standards.
Top
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3.	Fewer Banks Have Crisis-Level Ranking By Brian Bandell June 11, 2010 — South Florida Business Journal
Trouble was still widespread at South Florida banks in the first quarter, but fewer banks where in problematic condition, according to Bauer Financial.
The Coral Gables-based company issued ratings for 71 of the 76 local banks, with those not rated either too new or recently closed by regulators.
Bauer Financial gave 32 of the banks it rated just two stars (problematic) or worse in the first quarter, down from 36 in the fourth quarter. Fort Lauderdale-based Bank of Florida — Southeast wasn’t rated after being closed in May.
Bauer Financial uses federal regulatory data to rate banks based on capital ratio, profit/loss trend, delinquent loans and other factors. Bauer ranks from a high of five stars to a low of zero stars.
Miami-based Sabadell United Bank shed its two-star rating to earn three stars in the first quarter after new owner Banco Sabadell cleaned up its balance sheet.
The same fete was accomplished by Miami-based TotalBank, Palm Beach-based Lydian Private Bank, North Palm Beach-based Enterprise Bank of Florida and Miami-based Executive National Bank. The first three of those banks did so with help from capital injections from their owners.
Miami-based Union Credit Bank jumped from zero stars to three stars after Apollo Bancorp acquired it and boosted its capital.

Capital is still needed for the three local banks that Bauer dropped from one star to zero stars during the first quarter: Coral Gables-based Great Florida Bank, Plantation-based OptimumBank and Bank of Coral Gables.
The banks that remained at the bottom of the heap with zero stars were Bank of Miami, Miami-based Ocean Bank, Metro Bank of Dade County, Lantana-based Sterling Bank, Aventura-based Turnberry Bank,
North Lauderdale-based Security Bank, Tamarac-based First East Side Savings Bank, and Home Federal Bank of Hollywood. A pending acquisition by MaxBank would greatly improve Home Bank’s condition.
Of those zero star banks, only five (Metro Bank, Sterling Bank, Turnberry Bank, Bank of Miami and OptimumBank) fell short of regulatory “well capitalized” guidelines on March 31.
Looking around Florida, a staggering 34 banks were short of “well capitalized” guidelines. While not all of them will fail, it’s clear that the 13 bank closures in Florida so far in 2010 is just the beginning.
Back to South Florida, Boca Raton-based EuroBank slipped from three stars to one star while Doral-based U.S. Century Bank joined it with one star, after having two in the previous quarter.
The banks that remained at one star were Miami-based Great Eastern Bank of Florida, Palm Beach Gardens-based SouthBank and Hallandale-based TransCapital Bank.
The only new South Florida bank on Bauer’s two-star list was West Palm Beach-based Grand Bank & Trust of Florida, which previously had three stars. The remaining two-star banks were:
Fort Lauderdale-based BankAtlantic
Coconut Grove Bank
Homestead-based Community Bank of Florida
Miami-based Pacific National Bank
Homestead-based 1st National Bank of South Florida
Juno Beach-based Anchor Commercial Bank
Coconut Grove-based Biscayne Bank
Hallandale-based Desjardens Bank
Miami-based Eastern National Bank
West Palm Beach-based Flagler Bank
Miami-based Intercredit bank
Boca Raton-based Legacy Bank of Florida
Boca Raton-based Paradise Bank
Davie-based Regent Bank
Fort Lauderdale-based Valley Bank
Meanwhile, Bauer had the same roster of strongly capitalized banks with few loan problems in South Florida. Bauer gave its top, five-star rating to Bank of Belle Glade, First National Bank of South Miami and West Miami-based Intercontinental Bank.
The local banks that earned four stars were Miami-based Northern Trust,

Boca Raton-based 1st United Bank, Oakland Park-based American National Bank and First Bank of Miami.
Of course, the largest holders of deposits in South Florida are national and regional banks. There are banks in nearby Florida counties that also impact our region. Here’s how Bauer rated some of them in the first quarter:
Bank of America — three stars
Wells Fargo Bank — three stars
CitiBank — three stars
Branch Banking & Trust Co. — four stars
JPMorgan Chase — 3.5 stars
SunTrust Bank — three stars
Regions Bank — three stars
New York Community Bank/AmTrust — four stars
HSBC Bank — three stars
PNC Bank — 3.5 stars
FirstBank of Puerto Rico/FirstBank Florida — two stars
Banco Popular North America — zero stars
Mercantile/Carolina First Bank — one star (although it’s set to be acquired by TD Bank)
Englewood-based Peninsula Bank — zero stars
TD Bank — four stars
RBC Bank — three stars
Third Federal — five stars
Jacksonville-based Florida Capital Bank — zero stars
Stuart-based Seacoast National Bank — two stars
Orlando-based Seaside National Bank & Trust — three stars
Naples-based TIB Bank — zero stars
Port St. Lucie-based First Peoples Bank — zero stars
Clewiston-based Olde Cypress Community Bank — zero stars
Top
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
INDUSTRY NEWS
1.	Boston Banker Returns to Maine Roots to Rescue Ailing Thrift By Kate Davidson June 14, 2010 — American Banker
John Everets’ great-great-grandfather arrived in Gardiner, Maine, in 1824, but it took an ailing thrift to lure the Boston banker back to his ancestral home.
Everets led a group of investors that rescued Savings Bank of Maine, which serves a tiny community an hour north of Portland, from the brink last month by spearheading a $60 million investment. The $929 million-asset bank was significantly undercapitalized, and was under a prompt corrective action order requiring it to boost capital by June 30.
With more New England banks — notably in recession-plagued Maine — showing signs of stress, it’s noteworthy that Savings Bank of Maine caught a lifeline, and in the nick of time.

“This bank was just a shipwreck,” said Gerard Cassidy, an analyst with RBC Capital Markets in Portland. “It had crashed, and these guys now are resurrecting it.”
Everets, who became the company’s chief executive after the recapitalization, paints an upbeat picture but says much work lies ahead. “In the last two weeks we’ve gone from being one of the most troubled institutions, to being one of the most well capitalized in the Northeast,” he said.
Everets — the former chief executive of HPSC, a specialty finance company that he sold to General Electric in 2004 — brings with him a management team that includes several experienced bankers with ties to Maine.
He said the team plans to shift from the commercial real estate lending that got the thrift in trouble, and refocus on residential mortgages. Investors saw a chance to pick up market share in a state where the housing market is stable, even though unemployment remains high.
“We have the distribution in place through these 32 branches that we can really take advantage of, which has not been done to date,” he said. “The company was seriously underperforming in that area, and we think we can get it to be a significant performer.”
But first, the thrift must clean house. As of March 31, 10.68% of Savings Bank of Maine’s loans were not current, compared with 11.9% in September 2008. Nonperforming assets tripled in the first half of 2009, and in August 2009 it was issued a cease-and-desist order by the Office of Thrift Supervision.
By the end of the year, the thrift had a loss of $33.2 million, while its total risk-based capital ratio had improved marginally to 7.48% from 6.39% as of Sept. 30. Cassidy said Savings Bank of Maine “ran amok” with construction and commercial real estate lending, and did not have the controls and processes in place to handle the assets when they started to go bad.
In September 2008, nearly 60% of the loan portfolio was composed of commercial real estate and construction loans, according to the Federal Deposit Insurance Corp. Despite significant chargeoffs in 2009, 82% of the loans in nonaccrual status at March 31 were in commercial real estate and construction.
“I think that they had been, how should I put it, a little more adventurous with their loans than might have been prudent,” said Theodore Kovaleff, an analyst with Horwitz & Associates. “They found themselves below various capital levels that safety and soundness would suggest.”
Those lending practices led to a supervisory conversion, a seldom-used procedure under which the OTS allows a mutual to convert to a stock holding company — bypassing the typically lengthy review process — to raise capital quickly.
The thrift raised the capital through a private placement from SBM Financial — an investor group led by Everets and Willard B. Soper, the new president — and a handful of others. Everets said the conversion boosted capital levels to more than adequately capitalized — an 8% total risk-based capital ratio — which the order specified must be reached by June 30.

SBM Financial then absorbed Savings Bank of Maine, and Everets and Soper took over, along with a handful of banking veterans looking to address the problems. “My background is fixing companies, and we will apply a lot of the techniques that have worked for us in the past,” Everets said. The first order of business will be working out the problem loan portfolios — not selling them off — which Everets said could take up to 18 months.
After that, the bank will focus on improving its balance sheet by focusing on mortgage lending, an area of expertise for the new management team. In the executive suite are Soper, a former senior vice president of Shawmut Bank and chief executive of Kislak National Bank and J.I. Kislak & Co. in Florida; David Ott, a former chief bank officer of Banknorth; James Ozanne, a former executive vice president of GE Capital; and Ronald Roark, a founder and former chief executive of Crown Northcorp in Ohio.
Cassidy said the capital infusion along with the talent of the management team should be enough to turn around the company, despite the credit problems.
Top
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2.	New Bank Overdraft Measures Coming This Summer By Michael McCord June 13, 2010 — Seacoast Online (NH)
New federal regulations that will soon go into effect will change how banks handle overdraft services for ATM withdrawals and debit card purchases. The change could be substantial as, according to the Consumer Federation of America, consumers paid banks an estimated $38 billion in overdraft fees on debit purchases and checks last year.
Beginning Aug. 15 for existing accounts and July 1 for new ones, banks will be prohibited from charging customers overdraft fees on ATM withdrawals and one-time debit card transactions unless the customer agreed to pay these fees ahead of time. The so-called “opt in” provision was put into place by the Federal Reserve to protect customers who overdraw on their account and pay as much as a $35 initial charge, and subsequent daily fees on the overdrawn balance, as a “courtesy” banks offer to customers.
If a debit card user does not have enough money in their account or funds are not yet available for a purchase at the point of sale or withdrawal at an ATM, their transaction will be denied — unless they sign a form to opt in for overdraft service. The new law will not affect monthly electronic transactions, such as automatic payments on a mortgage or utility bill, and will not affect non-sufficient funds fees on checks that bounce.
Banks are reaching out to their customers in person and through letters to raise awareness about the changes. On its Web site, Dover-based Federal Savings Bank said “the new regulation requires us to obtain your approval before we consider payment of your ATM withdrawals and everyday debit card purchases that may create an overdraft in your checking account. The majority of our customers prefer having this service to avoid the embarrassment of having their debit card purchase denied at the grocery store checkout line, at the pharmacy when paying for prescriptions, or at a restaurant when paying the bill.”
As this writer found out in person, Citizens Bank tellers are asking customers to decline or accept the opt-in provision by filling out the necessary government form. Citizens followed up with a confirmation letter and a fee listing. For example, one overdraft day costs $22 per item, $37 per item for two or more overdraft days, and a daily overdraft fee of $6.99 for days 3 through 12. The bank also offers customers overdraft protection alternatives such as linking checking to savings accounts to create automatic transfers to cover potential overdrafts.

Beginning June 19, Bank of America said it will do away with overdraft fees on debit-card purchases. The bank will refuse to cover one-time debit transactions of account holders who don’t have enough cash in their accounts — thereby eliminating the current $35 overdraft fee. The bank said it will continue granting ATM withdrawals for customers who go over their balances for a fee of $35 — but customers will need to respond affirmatively to two prompts before being able to overdraft their accounts.
Christine Conrad, senior vice president with Maine-based Androscoggin Bank, said her bank is taking extra steps that, in conjunction with overdraft privilege services, will help account holders be aware of their account balance at all times. Among these measures, she explained, is an e-messenger capability, which allows users to set the online banking system to send an e-mail alert should their account balance fall below a set amount.
“In the midst of the recent media coverage around the federal government’s new rules regarding overdraft privileges, we wanted to make sure consumers know there are alternative tools to aid in effective account management,” Conrad said. “The bank’s new e-mail and text alerts allow our account users the ability to view their finances on a mobile device no matter the time or location — before their card is even swiped.”
Despite media coverage and a major outreach by the banking industry, a recent Harris Poll showed the public is barely aware of the changes. Only 27 percent of consumers claim to know all about the new regulations while most have just heard a little (37 percent) or never heard of the changes (36 percent). But this general lack of knowledge likely derives from the fact that only one in five Americans, or 19 percent, report having ever overdrawn their account within the past year.
Piscataqua Savings Bank in Portsmouth is one bank that hasn’t had to notify its customers about the changes — it never authorized ATM or debit charge overdrafts.
“Basically (the new law) is not going to affect us or our customers,” said Joan Gile, senior vice president of operations for Piscataqua Savings. Gile said if customers request it, the bank does set up an automatic savings account transfer to cover ATM/debit card overdrafts.
The bank does charge fees for checks that are overdrawn or for stop-payment requests. But not offering fee-based overdraft protection was a conscious choice of Piscataqua Savings because it believes customers are better off not spending money they don’t have.
“Our bank philosophy is not to service-charge our customers to death,” Gile said.
Material from the Associated Press was used in this story.
Top
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
The Daily News Brief is published exclusively for the Employees of TD Bank; please do not distribute outside the company.

The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.